

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Andrew Birnbaum
Chief Executive Officer
Quest Management Inc.
797 South First Street
Fulton, NY 13069

> **Re: Quest Management Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2020**
> **Filed May 13, 2021**
> **File No. 333-201215**

Dear Mr. Birnbaum:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2020

Report of Independent Registered Public Accounting Firm, page 10

1. Your audit opinion indicates that the financial statements "present fairly" your financial position and results of operations and cash flows "except for the effects of value assigned to the shares issuance in the matter of restatement for the stock compensation related to the year 2016 & 2017." Your auditors also indicate that, in their opinion, "the value assigned to the transaction does not reflect the fair value at time and thus does not conform with the accounting principles generally accepted in the United States of America." Please address the following comments:

   • Clarify if your auditors expressed an unqualified, adverse, or qualified audit opinion on the financial statements provided in your filing. Please note that adverse and qualified audit reports do not satisfy the requirements of Article 2 of Regulation S-X. Also see SAB Topic 1.E.2.

- Amend your filing to provide an audit report compliant with Article 2. If your financial statements have been restated for the correction of an error and the audit report is unqualified, ensure that the audit report removes any language suggesting that the audit report is a qualified or adverse opinion. See PCAOB Auditing Standard 3101.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing